FBBC, LLC



ANNUAL REPORT

801 Brickyard Circle Ste B

Golden, CO 80403

(303) 278-2337

www.holidailybrewing.com

This Annual Report is dated April 14, 2025.

BUSINESS

FBBC, LLC, d/b/a Holidaily Brewing Company ("the Company") was formed in Colorado on September 11, 2014. Holidaily offers a range of gluten-free beers, each crafted to provide exceptional taste and quality. Some of the flagship products include:
Year-Round Distributed Beers:
● Favorite Blonde Ale: A light, refreshing ale with a smooth finish.

● Fat Randy's IPA: A robust IPA with a balanced bitterness and floral notes.

●Fruited Blonde 6 pack: Favorite Blonde with a mix of tropical flavors
Seasonally Rotated Beers:
● Buckwit Belgian: A Belgian-style ale with hints of citrus and spice. Spring/Summer beer.
● Patchy Waters: A smooth pumpkin ale brewed with organic pumpkin and a blend of fall spices. Fall beer.
● Riva Stout: A dark stout with rich flavors of coffee and dark chocolate. Winter beer.
Sales and Distribution
● Taproom Sales: Holidaily currently has taproom in Golden, Colorado where we pour beer for and connect directly with our consumers.
● Partnerships with Distributors: Holidaily will continue to partner with regional and national distributors to expand market reach and ensure consistent product availability in a broader range of locations.
● Sell-Through at Retail Chains: In addition to liquor stores, restaurants and bars, Holidaily has placements in large retail chains such as Whole Foods, Sprouts, King Soopers, and Natural Grocers.

FBBC, LLC is the parent company of the company's corporate structure. FBBC owns the Golden, CO taproom, all IP, all recipes, brands, all marketing assets, the employees and all investments. FBBC also owns 100% of our other entity. HBC, LLC is Holidaily's production facility and owns Holidaily distribution.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: Debt consolidation, inventory, and fees for StartEngine platform.

Date: August 01, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $1,000,000.00

Use of proceeds: Inventory, Marketing, and Staffing.

Date: September 13, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $529,350.00

Number of Securities Sold: 424

Use of proceeds: Marketing, Equipment, Inventory, and Payroll.

Date: April 05, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $31,183.00

Number of Securities Sold: 211

Use of proceeds: Marketing, Equipment, Inventory, and Payroll.

Date: April 20, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2022 was $3,030,757.62 compared to $3,385,034.58 in fiscal year 2023.

In 2023, every business unit saw growth over 2022. Our taprooms were up 3.1% and 8.4%, sales to brewery partners increased 19.2% and distribution increased 2.2%. We added a small distributor and territory in Northern California.

Cost of Sales

Cost of Sales for fiscal year 2022 was $2,043,612.34 compared to $1,860,211.42 in fiscal year 2023.

In an effort to reach profitability, the Holidaily sales team was restructured, including a reduction in force early in 2023.

Gross Margins

Gross margins for fiscal year 2023 were $1,428,520 compared to $2,264,443 in fiscal year 2024.

While our taproom and brewery partner sales saw losses reflective of the overall craft beer and taproom markets, our distribution growth was impressive and brought our overall company growth up year over year.

Expenses

Expenses (**incl. other expenses (depreciation, amortization, interest, royalty fees, etc.)

Expenses for fiscal year 2023 were $2,901,292 compared to $4,195,626 in fiscal year 2024.

Expenses (**excl. other expenses (depreciation, amortization, interest, royalty fees, etc.)

Expenses for fiscal year 2023 were $2,426,541 compared to $3,235,376 in fiscal year 2024.

Historical results and cash flows:

The Company is currently in the growth; stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we continue to invest in growth. Past cash was primarily generated through sales in our taproom locations, distribution throughout nine states, equity investments and government grants. Our goal is to [launch new products and packaging, leading to volume growth and profitability.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $341,984.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Debt Payable To Present Balance Interst Rate Maturity Date
K. Hertz 439,448.71 5.99%
On Tap 304,060.28 4.25% N/A
UMB 250.00 4.25% N/A
On Tap - 3.25% 12/5/2024
SBA 298,350.24 3.75% 4/5/2052
On Tap 19,362.13 4.74% 8/3/2027
On Tap 3,723.61 4.24% 10/1/2025
820 Brickyard Cir - 5.50% 11/1/2024
Alliance Funding Group 1,635.31 13.15% 6/15/2026
Pinnacle Capital - 13.76% 11/27/2024
820 Brickyard Cir - 3.00% 2/1/2025
Allan Wicks 30,000.00 7.50% N/A
Rich Imber 20,000.00 0.00% N/A
Allan Wicks 577,036.60 0.00% N/A
NorthStar 4,978.12 18.96% 3/1/2027
NorthStar 45,307.75 10.45% 8/21/2027
B. Frie 2,000,000.00 N/A
Centra Funding 123,266.44 15.65% 8/12/2027
Alliance Funding Group 255,871.46 16.19% 11/1/2027
Slim Capital 218,550.35 15.16% 2/15/2028

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Chief Executive Officer & Manager

Dates of Service: September, 2014 - Present

Responsibilities: Karen is the highest-ranked executive in the company and is responsible for its overall leadership and direction. Karen receives compensation in the form of distributions from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Founding Membership Units

Member Name: Karen Hertz

Amount and nature of Beneficial ownership: 6,390,360

Percent of class: 43.58%

RELATED PARTY TRANSACTIONS

Name of Entity: Karen Hertz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Personal Loan. Current balance $446,844.24. Maturity Date: 12/3/2048, Interest Rate: 5.99%

Material Terms:

Name of Entity: Allan Wicks

Relationship to Company: Father of the CEO and Manager

Nature / amount of interest in the transaction: Revolving Line of Credit

Material Terms: Current Balance: 655,000 Maturity Date: 12/3/2048 Interest Rate: 5.99%

Name of Entity: Allan Wicks

Relationship to Company: Family member

Nature / amount of interest in the transaction: Promissory Note

Material Terms: In 2020, the Company entered into a loan agreement with Allan B. Wicks, father of Karen Hertz, founder and CEO, for $30,000, which is payable on demand.

OUR SECURITIES

Convertible Note (Ben Frei (2))

The security will convert into N/a and the terms of the Convertible Note (Ben Frei (2)) are outlined below:

Amount outstanding: $1,000,000.00

Maturity Date: December 30, 2032

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: $500,000.00

Conversion Trigger: $500,000

Material Rights

There are no material rights associated with Convertible Note (Ben Frei (2)).

Convertible Note (Ben Frei (1))

The security will convert into N/a and the terms of the Convertible Note (Ben Frei (1)) are outlined below:

Amount outstanding: $1,000,000.00

Maturity Date: December 29, 2025

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $20,000.00

Conversion Trigger: $3,000,000

Material Rights

Membership Unit will mean the equivalent equity ownership interest.

Non-Voting Membership Units

The amount of security authorized is 1,026,883 with a total of 0 outstanding.

Voting Rights

Voting Rights of Securities Sold in this Offering Investors in this offering will not have voting rights attached to their Membership Interests. Voting of non-CF Members. A Voting Member shall be entitled to one vote, in accordance with each percentage point of the Voting Member's Membership Interest on any matter for which Members are required to vote. A Voting Member may vote in person or by proxy at any meeting of Members. All decisions of the Members shall be made by a majority of votes of the Voting Members at a properly called meeting of the Members at which a quorum is present, or by unanimous written consent of the Members.

Material Rights

Non-Voting Membership units are Membership Units issued to Crowdfunding Investors. Crowdfunding Investors will not be entitled to vote. See exhibit F for additional details.

The Company does not have a set number of authorized Non-Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

Founding Membership Units

The amount of security authorized is 7,474,163.2 with a total of 0 outstanding.

Voting Rights

Founding Membership Units are considered Voting Members and entitled to vote on matters subject to Member approval.

Material Rights

The Company does not have a set number of authorized Founding Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the Managers in accordance with the company's needs and business objectives.

Founding Membership Units are Membership units held by "Founding Members" as defined in the Company's Operating Agreement. See exhibit F for details.

Voting Membership Units

The amount of security authorized is 0 with a total of 5,660,872.67 outstanding.

Voting Rights

On any matter on which the Voting Members may vote or approve (by written consent or otherwise) under the Articles of Organization, this Operating Agreement and/or the Act, each Voting Member shall be entitled to one vote for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by such Voting Member. Karen Hertz, as long as she is a Member, shall be entitled to ten votes for each Membership Unit (or its fractional equivalent in the case of a fractional Unit) held by Karen Hertz or over which Karen Hertz exerts Voting Control. For the avoidance of doubt, if Karen Hertz no longer holds or exerts Voting Control over a Membership Unit, then the Member holding such Membership Unit shall be entitled to one vote for such Membership Unit (or its fractional equivalent in the case of a fractional Unit).

Material Rights

The amount outstanding does not include 192,000 options that may be issued pursuant to stock options outstanding.

The Company does not have a set number of authorized Voting Membership Units. Under the terms of the LLC's operating agreement, the Company has the flexibility to issue units as deemed necessary by the managing members in accordance with the company's needs and business objectives.

Voting Membership Units are Membership Units held by "Voting Members" as defined in the Company's operating Agreement. See exhibit F for details.

Employee Options:

Optionee: Laura Ukowich
Grant Date: March 1, 2024
Number of Membership Units: 160
Exercise Price: $1,283.74 per Membership Unit
Vesting Commencement Date: April 1, 2024
Expiration Date: March 1, 2034

1) Date Exercisable: The Option shall be exercisable for all or any portion of the Membership Units that are vested.
2) Vesting Schedule: The Option shall vest in accordance with the following vesting schedule: On the Vesting Commencement Date, 80 of the Membership Units shall be vested. The remaining number of Membership Units shall vest on a pro rata monthly basis for a period of 48 months. The resulting aggregate number of vested Membership Units will be rounded to the nearest whole number, and Optionee cannot vest in more than the number of total

Membership Units stated above.

Optionee: Laura Ukowich
Grant Date: March 1, 2025
Number of Voting Membership Units: 192,000
Exercise Price: $1.00 per Voting Membership Unit
Vesting Commencement Date: April 1, 2025
Expiration Date: March 1, 2030

1) Date Exercisable: The Option shall be exercisable for all or any portion of the Membership Units that are vested.
2) Vesting Schedule: The Option shall vest in accordance with the following vesting schedule: On the Vesting Commencement Date, 96,000 of the Membership Units shall be vested. The remaining number of Membership Units shall vest on a pro rata monthly basis for a period of 48 months. The resulting aggregate number of vested Membership Units will be rounded to the nearest whole number, and Optionee cannot vest in more than the number of total Membership Units stated above.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure.

Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Non-Voting Membership Units in the amount of up to $1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Non-Voting Membership Units that an investor is buying has no voting

rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Non-Voting Membership Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits FBBC, LLC was formed on 09/11/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any Membership Units once our Manager determines that we are financially able to do so. FBBC, LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay distributions to our Members. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value,

competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. PROSPECTIVE SUBSCRIBERS SHOULD BE AWARE THAT PURCHASING UNITS AS AN INVESTMENT IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SUBSCRIBERS SHOULD CAREFULLY READ THE

SUBSCRIPTION AGREEMENT, INCLUDING ALL EXHIBITS AND SCHEDULES PRIOR TO MAKING AN INVESTMENT AND SHOULD ALSO BE ABLE TO BEAR THE COMPLETE LOSS OF THEIR INVESTMENT. An investment in the Non-Voting Membership Units offered by FBBC, LLC, a Colorado limited liability company (the "Company" or "we" or "our" or "us"), involves significant risks. As a prospective subscriber in the Non-Voting Membership Units, you should carefully consider the following risks, as well as the other information contained in this Subscription Agreement and other documents referenced herein or otherwise made available to you before making an investment decision. The risks and uncertainties described below are those that the Manager currently believes may materially affect the Company. Additional risks and uncertainties of which the Manager is unaware or that are currently deemed immaterial are not disclosed herein, but may also become important factors that affect the Company. Prospective subscribers unwilling to assume the risks set forth below should not purchase Non-Voting Membership Units. In addition to the negative implications of all information included or referred to directly in the Subscription Agreement, potential subscribers should consider the following risk factors relating to the Company before making an investment in the Non-Voting Membership Units. Prospective subscribers unwilling to assume the risks set forth below should not purchase the Non-Voting Membership Units. Investment and Offering Risks The purchase of Non-Voting Membership Units involves a great amount of risk. Investing in the Company involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. The Company's prior performance and operational history is no indication or guaranty of future success. This Offering has not been registered with the SEC or any state securities authorities. This Offering will not be registered or qualified with the SEC under the Securities Act or the securities agency of any state, and the Non-Voting Membership Units are being offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to investors meeting the suitability requirements set forth in this Subscription Agreement. Since this is a nonpublic Offering and, as such, is not registered under federal or state securities laws, prospective subscribers for Non-Voting Membership Units will not have the benefit of review by the SEC or any state securities regulatory authority. The terms and conditions of the Offering may not comply with the guidelines and regulations established for offerings that are required to be registered and qualified with those agencies. No Independent Counsel. No independent counsel has been retained to represent the interests of the Members in the Company. The interests of the Members of the Company may be inconsistent in some respects with the interests of the Manager. EACH POTENTIAL SUBSCRIBER IS, THEREFORE, URGED TO CONSULT HIS, HER, OR ITS OWN COUNSEL AS TO THE TERMS AND PROVISIONS OF THE UNITS, THE OPERATING AGREEMENT, AND ALL OTHER RELATED DOCUMENTS. The determination of the Offering terms was arbitrarily determined by the Company. The current and projected enterprise value of the Company and other factors that govern the terms of the Non-Voting Membership Units were determined by the Company in its subjective discretion and do not necessarily bear a direct relationship to the Company's prospects, assets, book value, net worth, earnings, actual results of operations, or any other established investment criteria. Ministerial Errors and Omissions. Any clerical mistakes or errors in this Subscription Agreement should be considered ministerial in nature and not a factual misrepresentation or a material omission of fact. Operational Risks The Manager has significant flexibility and control regarding the management of the Company. The Manager has broad authority under the Operating Agreement to manage the operations and business of the Company. Prospective subscribers should be aware of their limited voting rights as set forth in the Operating Agreement. Further, pursuant to the Second Amendment to the Operating Agreement dated October 21, 2024 Karen Hertz has additional voting rights and receives ten votes per each Founding Membership Unit. The potential investors will be considered Non-Voting Members and not receive voting rights associated with such units. Lack of Control. The Operating Agreement limits the ability of the investors, as Non-Voting Members of the Company, to participate in many decisions concerning the Company. The issuance of additional Membership Units and Membership Units reserved for issuance under an equity incentive plan or otherwise, will dilute all other Members. The Company desires to create an equity incentive plan for its current and future directors, employees and consultants for around 10% of the Membership Units following the Offering. The Company may issue all of these Membership Units without any action or approval by the Members. The issuance of additional Membership Units could be dilutive to existing Members. The liability of the management is limited. The Manager and their agents, attorneys, and certain other parties may not be liable to the Company or its Members for errors of judgment or other acts or omissions not constituting fraud, willful misconduct, or gross negligence, because of certain exculpation and indemnification provisions in the Operating Agreement. A successful claim for such indemnification would deplete the assets of the Company by the amount paid. Any projected results of operations are forward-looking statements that involve significant risks and uncertainty. All materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Subscription Agreement. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events occur, many of which are outside the Company's and the Manager's control. Any projections provided are based on assumptions made regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not equal currently estimated, approximate projections and may differ significantly. Therefore, you should consult with your tax and business advisers about the validity and reasonableness of the factual, accounting, and tax assumptions contained in documents supplied by the Company. We may not be able to maintain profitable operations in the future, and we may not have sufficient working capital to fund our operations in the future. To the extent that we incur operating losses in the future or are unable to generate free cash flows from our business, we may not have sufficient working capital to fund our operations and will be required to obtain additional financing. Such financing may not be available, or, if available, may not be on terms satisfactory to us. If adequate funds are not available to us, our business, and results of operations and financial condition will be adversely affected. The seasonality of our sales and additional store openings can have a significant impact on the Company's financial results from quarter to quarter. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays and summer vacation season than at other times of the year, which causes fluctuations in our quarterly results of operations. In addition, quarterly results in the future are likely to be affected by the timing of new store openings. Because of the seasonality of our business and the impact of new store openings, results for any quarter are not necessarily indicative of the results that may be achieved in other quarters or for a full fiscal year. Cash distributions to the Company cannot be guaranteed. There can be no assurance that any cash distributions will, in fact, be made by the Company to its Members as a result of operations of the restaurants or any liquidity event involving the Company, or when distributions may be made. The Company will have obligations to repay indebtedness at the subsidiary level and otherwise cover development and operating expenses for the subsidiaries, which obligations will take priority over making distributions to the Members.

Cybersecurity. The information and technology systems of the Company and the Manager may be vulnerable to damage or interruption from computer viruses, network failures, computer, and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals, power outages, and catastrophic events such as fires, tornadoes, floods, hurricanes, and earthquakes. Although the Manager has implemented, and may maintain, various measures to manage risks relating to these types of events, if these systems are compromised, become inoperable for extended periods of time, or cease to function properly, the Company and/or the Manager may have to make a significant investment to fix or replace them. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in the Company's and the Manager's operations and result in a failure to maintain the security, confidentiality, or privacy of sensitive data, including personal information relating to subscribers (and the beneficial owners of subscribers). Such a failure could harm the Company's and the Manager's reputation, subject any such entity and their respective affiliates to legal claims and otherwise affect their business and financial performance. Risks Specific to the Beverage Industry We depend on a limited number of suppliers for ingredients, packaging materials, and the production of our products. We depend on a limited number of suppliers for ingredients, packaging materials, and the production of our products. We have little control over the suppliers of ingredients to our co-packers. Disruptions in these relationships may reduce our sales and revenues. Overall difficulty of suppliers meeting product demand, interruptions in the supply chain, obstacles, or delays in the process of renegotiating or renewing agreements with preferred suppliers, financial difficulties experienced by suppliers, or the deficiency, lack, or poor quality of alternative suppliers could adversely impact our sales which, in turn, would adversely affect our business and operating results. We believe that, if necessary, we could obtain available alternative sources of supply for each of our products. Depending on the product, that might entail using more than one source of supply. Any disruption in supply could have a material adverse effect on the Company. Our operating costs are subject to fluctuations which could affect the Company's business results. The principal raw materials that we use are commodities that experience price volatility caused by external conditions such as weather, product scarcity, limited sources of supply, commodity market fluctuations, currency fluctuations, changes in governmental agricultural and energy policies and regulations, and more recently by another potential COVID-19 supply chain disruption. Commodity price changes may result in unexpected increases in raw material, packaging, and energy costs. Therefore, our success is dependent, in part, on our ability to manage these fluctuations through pricing actions, cost savings projects, and sourcing decisions. Successful customer relationships are vital to the Company's growth. We must maintain strong relationships with our existing customers and build relationships with new customers in order to ensure our products are well presented to our consumers and available for purchase. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. With the advent of social media, word within the beer market spreads quickly, which can accentuate both the positive and the negative reviews of our beers generally. Public perception of our brands could be negatively affected by adverse publicity or negative commentary on social media outlets, particularly negative commentary on social media outlets that goes "viral," or our responses relating to, among other things: · an actual or perceived failure to maintain high-quality, safety, ethical, social and environmental standards for all of our operations and activities; · an actual or perceived failure to address concerns relating to the quality, safety or integrity of our beers and the hospitality we offer to our guests at our potential future tasting rooms; · our environmental impact, including our use of agricultural materials, packaging, water and energy use, and waste management; or · an actual or perceived failure by us to promote the responsible consumption of alcohol. If we are unable to protect our reputation, the value of our brands and sales at our store(s) may be negatively impacted, which may adversely affect our financial performance. One of our assets is the value of our brands, which is directly linked to our reputation. We must protect our reputation in order to be successful and to grow the value of our brands. Negative publicity directed at any of our brands, regardless of factual basis, such as, relating to beverage quality, restaurant facilities, customer complaints, litigation alleging injury or food-borne illnesses, food tampering or contamination or poor health inspection scores, sanitary or other issues with respect to food and beverage processing by us or our suppliers, labor relations, any failure to comply with applicable regulations or standards, allegations of harassment, or other negative publicity, could harm our reputation and damage the value of our brands, which could materially and adversely affect our financial performance. A material change in consumer demand and/or tastes for the Company's products could have a significant impact on our business. We are a consumer food products company and rely on continued demand for our products. The sale of our products is affected by changes in consumer tastes and drinking habits, including views regarding consumption of gluten-free items as well as alcohol. To achieve business goals, we must develop and sell products that appeal to consumers. If demand and growth rates fall substantially below expected levels, the Company could be negatively impacted. This could occur due to unforeseen negative economic or political events or to changes in consumer trends and habits. Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on our distributors that resell alcoholic beverages in all states in which we do business. A significant reduction in distributor demand for our beers would materially and adversely affect our sales and profitability. Due to regulatory requirements in the United States, we sell a significant portion of our beers to wholesalers for resale to retail accounts. A change in the relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our beer would materially and adversely affect our business, results of operations and financial results. There can be no assurance that the distributors and accounts to which we sell our beers will continue to purchase our beers or provide our beers with adequate levels of promotional support, which could increase competitive pressure to increase sales and marketing spending and could materially and adversely affect our business, results of operations and financial results. We may not be able to compete effectively in the highly competitive beer market. The consumer market for beer is highly competitive. In addition, many of our principal competitors are large, diversified companies with resources significantly greater than ours. We expect strong competition to continue. Competition in our product categories is based on product innovation, product quality, price, brand recognition and loyalty, effectiveness of marketing, promotional activity, and the ability to identify and satisfy consumer preferences. Our market share and ability to grow our revenue could also be adversely impacted if we are not successful in introducing innovative products in response to changing consumer demands or by new product

introductions of our competitors. If we are unable to build and sustain brand equity by offering recognizably superior product quality, we may be unable to maintain premium pricing over competitive products. We believe that competitors include: ● Local breweries and wineries in the greater Denver area. ● Large chain breweries and wineries. ● Non-alcoholic beer and wine products. ● Beer, wine, and liquor products. ● Beer, wine, and liquor suppliers to local and major liquor stores and grocers. The absence of certain intellectual property protection could adversely affect our results of operations. We rely upon the confidentiality of our formulas and our know-how rather than upon federal intellectual property protection. There is no assurance that such confidentiality can or will be maintained or that our know-how cannot be obtained by others or that others do not now possess similar or even more effective capabilities. The failure to maintain the confidentiality of our know-how could adversely affect our operating results. Incidents involving food-borne illnesses, food tampering, or food contamination involving our products or our supply chain could create negative publicity and significantly harm our operating results. While we, our ingredient suppliers and our co-packers dedicate substantial resources to food and beverage safety matters to enable customers to enjoy safe and quality products, food safety events, including instances of food-borne illness, have occurred in the other food and beverage industries in the past, and could occur in our niche industry in the future. Instances or reports, whether true or not, of food-safety issues, such as food-borne illnesses, food tampering, food contamination or mislabeling, either during the growing, manufacturing, packaging, storing, or preparation of products, have in the past severely injured the reputations of companies in the food and beverage industry and could affect us as well. Any report linking us, our suppliers or co-packers to food-borne illnesses or food tampering, contamination, mislabeling, or other food-safety issues could damage the value of our brands immediately and severely hurt sales of our products and possibly lead to product liability claims, litigation (including class actions), or other damages. Such instances could include contamination of our gluten free products with gluten products that cause a safety incident with gluten-sensitive and gluten-intolerant customers. In addition, food and beverage safety incidents, whether or not involving our brands, could result in negative publicity for the industry or market segments in which we operate. Increased use of social media could create and/or amplify the effects of negative publicity. This negative publicity may reduce demand for our products. Product liability suits, if brought, could have a material adverse effect on our business. As a marketer of beverage products, we are subject to the risk of claims for product liability claims and other litigation by third parties. We maintain general product liability and umbrella insurance coverages and generally require that our co-packers maintain product liability insurance naming us as a co-insured. The expense of defending claims against the Company by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Company and would reduce net assets and could require the Members to return distributed capital and earnings to the Company. The Manager and their affiliates will be indemnified by the Company in connection with such litigation, subject to certain conditions. Companies operating in the alcoholic beverage industry may, from time to time, be exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking, and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against the Company and our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. If these third-party payment service providers become unavailable or the Company is subject to increased fees, and the business, results of operations, and financial condition could be materially adversely affected. The Company may rely on a number of third-party payment service providers, including payment card networks, banks, payment processors, and payment gateways, to link them to payment card and bank clearing networks to process payments made by customers. If these companies become unwilling or unable to provide these services to the Company on acceptable terms or at all, the Company's business may be disrupted, the Company would likely need to find an alternative payment service provider and may not be able to secure similar terms or replace such payment service provider in an acceptable time frame. In addition, the software and services provided by such third-party payment service providers may fail to meet expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause the Company to lose its ability to accept online payments or other payment transactions. Labor shortages could slow the Company's growth or harm the Company. Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of qualified, high-energy employees. Qualified individuals needed to fill these positions are in short supply in some areas, and we have recently seen an extreme shortage of qualified workers by historical standards as has been reported in various news outlets. The inability to recruit and retain these individuals may delay the planned openings of new locations or result in high employee turnover in the existing location, which could harm our business. Additionally, competition for qualified employees has required us to pay meaningfully higher wages to attract enough employees than has historically been the case, and continued tightness in labor markets could result in continued escalation of labor costs. Accordingly, any increase in the minimum wage, whether state or federal, could have a material adverse impact on our business. Economic and Political Risks General economic conditions may affect the Company's activities. The Company's business is affected by local, national, and worldwide economic conditions as well as the condition and levels of activity in the restaurant industry. Worldwide economic conditions significantly deteriorated several years ago, and the U.S. economy and most other major economies entered a recessionary period. More recently, the U.S. economy has experienced increasing inflation, negative GDP growth, increased energy prices, and geopolitical concerns. Continuing concerns over inflation, energy costs, and geopolitical issues have contributed to increased volatility and pessimistic expectations for the economy and markets going forward. The risks that may affect the Company's market and ability open additional locations and sell its beverage products include, but are not limited to, the following: ● employment levels and the supply and demand for labor, especially in local markets where the Company is or will be located; ● the supply and demand for equipment; ● supply chain issues; ● the general economic conditions of the areas surrounding the locations (e.g., general condition of the neighborhood, including changing demographics, crime rates, loss of local businesses, etc.); ● interest rates; ● consumer confidence; ● increased competition from and/or increasing supply of breweries, specifically those that sell gluten-free beer products; and ● inability to find debt financing on acceptable terms. These conditions may exist on a national level, similar to the recession in 2007-2010, or may affect some of the regions or markets in which the Company operates more than others. Unfavorable economic conditions could also pose a threat to the ability of the Company's insurers, service providers, and financial institutions to perform their obligations. Although the Company monitors the creditworthiness of the third

parties with whom it does business, if any such party fails to perform, the Company's financial results could be adversely affected and its operations could be negatively impacted. The Federal Reserve has indicated that they will taper bond purchases, which could have an adverse effect on interest rates, including mortgage interest rates, equity markets, and consumer confidence, which could have a material adverse effect on the Company's customers and therefore have a material adverse effect on the Company. Additionally, as a result of recent economic circumstances, the Company may be subject to increased counterparty risk, which may include, among other things, lenders, credit facilities, and insurers who may not be willing or able to perform on obligations to the Company. To the extent a third party is unable to meet its obligations to the Company, the Company's financial position, results in operations, and/or cash flows could be negatively impacted. These challenging conditions are complex and interrelated. The Company cannot predict the occurrence or severity, nor can it provide assurance that its responses would be successful. Coronavirus (COVID-19) Pandemic and Other Public Health Risks Adversely Affecting Economic Conditions. The outbreak of the coronavirus (COVID-19) in many countries has adversely impacted global commercial activity and has contributed to significant volatility in financial markets. In response to the pandemic, many state and local governments instituted restrictions that substantially limited the operations of non-essential businesses and the activities of individuals. This outbreak also resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, prolonged quarantines, order cancellations, supply chain disruptions, increased costs for raw materials, and lower consumer demand, and other significant economic impacts, as well as general concern and uncertainty. The food and beverage and restaurant industries, more than any other industry in the United States, had the most significant sales and job losses. As economic activity resumed upon the restrictive orders relating to COVID-19 being lifted, the foodservice industry saw improvements but is still struggling to hire sufficient staffing. There is still significant uncertainty as a result of the pandemic and its continuing potential to negatively impact the U.S. economy. The degree to which the pandemic will impact the Company's business plan in the coming periods depends on future developments that are highly uncertain, including new information that may emerge concerning the severity of the pandemic, whether there are additional outbreaks of COVID-19 and related variants and the actions taken to contain or address the virus. If the significant negative impacts from the pandemic continue to affect the U.S. economy and consumer confidence, the Company's operations, financial condition, and cash flows could be significantly and adversely impacted. Moreover, our operations could be disrupted by our employees or employees of our business partners, including our supply chain partners, being diagnosed with COVID-19 or suspected of having COVID-19 or other illnesses since this could require us or our business partners to quarantine some or all such employees or close and disinfect our or their facilities. If a significant percentage of our workforce or the workforce of our business partners are unable to work or if we or our business partners are required to close our or their manufacturing facilities, our operations, including manufacturing and distribution capabilities, may be negatively impacted. If we face labor shortages or increased labor costs, the Company could be adversely affected. Labor is a primary component of operating our business. If we experience labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federally-mandated or state-mandated minimum wage, changes in exempt and non-exempt status, or other employee benefits costs (including costs associated with health insurance coverage or workers' compensation insurance), operating expenses could increase and our growth could be adversely affected. The COVID-19 pandemic has resulted in a labor shortage and increased labor costs as a result of limited applicants for jobs requiring on-site work. Labor shortages and increased labor costs may continue to be realized as a result of the COVID-19 pandemic. As a producer of alcoholic beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects. We are subject to extensive regulation in the United States by federal, state, and local laws regulating the production, distribution and sale of consumable food items, and specifically alcoholic beverages, including by the Alcohol and Tobacco Tax and Trade Bureau (the " TTB") and the Food and Drug Administration (the "FDA"). These and other regulatory agencies impose a number of product safety, labelling and other requirements on our operations and sales. We are also subject to regulatory compliance requirements in all states in which we sell our beers. Any governmental litigation, fines, or restrictions on our operations resulting from the enforcement of these existing regulations or any new legislation or regulations could have a material adverse effect on our business, results of operations and financial results. Any government intervention challenging the production, marketing, promotion, distribution or sale of beverage alcohol or specific brands could affect our ability to sell our beers. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business, results of operations or financial results. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business. Changes to the interpretation or approach to enforcement of regulations may require changes to our business practices or the business practices of our suppliers, distributors, or customers. The penalties associated with any violations or infractions may vary in severity, and could result in a significant impediment to our business operations, and could cause us to have to suspend sales of our beers in a jurisdiction for a period of time. Federal Income Tax Risks No Tax Advice. No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective subscriber should consult with and rely solely upon the advice of his, her, or its own tax advisors. Tax Issues. An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor. PRIVATE PLACEMENT STATUS As a purchaser of Membership Units in a private placement not registered under the Securities Act of 1933, as amended (the "Securities Act"), each investor will be required to represent that he, she, or it is acquiring such Membership Units for investment and not with a view to resale or distribution. Further, each investor must be prepared to bear the economic risk of the investment for an indefinite period. Additional Information This Subscription Agreement does not contain or refer to all material information necessary to evaluate fully the merits and risks of an investment in the Company. In this regard, prospective investors must conduct their own independent investigation. The opportunity will be provided to each prospective investor and his, her, or its advisors to ask questions of, and receive answers from, a representative of the Company concerning the Company and the terms and conditions of this Offering and to obtain additional information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 14, 2025.

FBBC, LLC

By   /s/ *Karen W. Hertz*

      Name: <u>FBBC, LLC</u>

      Title: Manager

Exhibit A

FINANCIAL STATEMENTS

I, Karen W. Hertz (Print Name), the Manager of FBBC, LLC, hereby certify that the financial statements of FBBC, LLC and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $3,515,700.86 - taxable income of -$1,515813.96 and total tax of $0

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st of March, 2025.

Karen W. Hertz
_____ (Signature)

Manager (Title)

March 31, 2025 (Date)

Summarized - 3 Companies

	2023	2024
Total Assets	$ 10,128,149.89	$ 12,813,262.13
Total Liabilities	$ 11,552,074.19	$ 17,004,305.48
Total Equity	$ (1,423,924.30)	$ (4,631,621.07)

FBBC, LLC dba Holidaily Brewing
Balance Sheet
As of December 31, 2024

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
100010 On Tap Checking (FBBC)	404,407.10	65,619.47
100020 On Tap Savings (FBBC)	25.87	26.23
100030 Petty Cash (FBBC)	500.00	494.89
100040 Bill.com Money Out Clearing		0.00
Total Bank Accounts	$ 404,932.97	$ 66,140.59
Accounts Receivable		
100200 Accounts Receivable (A/R)	800.00	0.00
Total Accounts Receivable	$ 800.00	$ 0.00
Other Current Assets		
100300 Intercompany Receivable		0.00
100330 FBBC - Due from HBC	4,860,962.71	6,002,631.21
100340 FBBC - Due from TTWO	766,646.90	917,345.24
Total 100300 Intercompany Receivable	$ 5,627,609.61	$ 6,919,976.45
100400 Undeposited Funds	11,473.53	534,572.32
100500 Prepaid Expenses	6,215.04	1,000.00
100600 Prepaid Insurance	16,955.99	0.00
100700 Inventory	0.00	0.00
100716 Taproom Beer	10,536.70	3,994.84
100717 Taproom Merchandise	14,220.34	10,877.68
Total 100700 Inventory	$ 24,757.04	$ 14,872.52
101100 A/R - Other (deleted-1)	11,312.13	0.00
101500 Cash Clearing (deleted)	0.00	0.00
Payroll Clearing (deleted)	0.00	0.00

Uncategorized Asset		0.00	0.00
Total Other Current Assets	$	5,698,323.34	$ 7,470,421.29
Total Current Assets	$	6,104,056.31	$ 7,536,561.88
Fixed Assets			
100813 Computer Equipment		8,765.01	8,765.01
100814 Vehicle		105,316.07	105,316.07
100820 Leasehold Improvements		56,119.07	60,919.07
100831 Office Furniture		929.43	929.43
100832 Tasting Room Furniture		10,832.39	18,690.44
100840 Accumulated Depreciation		-94,062.09	-113,634.15
Total Fixed Assets	$	87,899.88	$ 80,985.87
Other Assets			
100910 Intangible Assets			0.00
100911 Startup Costs		6,519.48	6,519.48
100912 Can Design		30,673.86	30,673.86
100913 Loan Closing Cost		4,301.44	4,301.44
100914 Accumulated Amortization		-15,921.01	-18,687.33
Total 100910 Intangible Assets	$	25,573.77	$ 22,807.45
100920 Deposits			0.00
100921 Deposit - Rent		3,575.00	3,575.00
Total 100920 Deposits	$	3,575.00	$ 3,575.00
100930 Investments			0.00
100931 Grouse Malting Investment		42,654.57	44,021.57
100932 Investment in HBC		0.00	0.00
Total 100930 Investments	$	42,654.57	$ 44,021.57
Total Other Assets	$	71,803.34	$ 70,404.02
TOTAL ASSETS	$	6,263,759.53	$ 7,687,951.77
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
200000 Accounts Payable (A/P)		14,804.37	23,433.60
Total Accounts Payable	$	14,804.37	$ 23,433.60
Credit Cards			
200100 Credit Cards			0.00
200130 Amex - 51002		7,512.48	6,493.13
Total 200100 Credit Cards	$	7,512.48	$ 6,493.13
Total Credit Cards	$	7,512.48	$ 6,493.13
Other Current Liabilities			

200200 Accrued Expenses (deleted)	57,036.44		0.00
200300 Other Current Liabilities	-2,243.74		29,078.84
200400 Sales Tax Payable	6,414.93		2,928.35
200401 City of Golden Payable	123.56		0.00
200402 Colorado Department of Revenue Payable	185.37		0.00
200403 Unassigned Tax Agency for Apps Payable	12.22		0.00
Total 200400 Sales Tax Payable	$ 6,736.08	$	2,928.35
200500 Tips Payable	0.00		7,006.61
200600 Donations Payable	0.00		0.00
200700 Customer Deposits & Gift Cards			0.00
200710 Keg Deposits	510.00		535.00
200720 Arryved Gift Cards	7,619.06		7,393.10
200730 Special Event Deposit	0.00		350.00
Total 200700 Customer Deposits & Gift Cards	$ 8,129.06	$	8,278.10
200800 Inter-Company Payables			0.00
200830 FBBC - Due to HBC	1,528,297.05		2,044,979.83
200840 FBBC - Due to TTWO	490,399.33		703,461.03
Total 200800 Inter-Company Payables	$ 2,018,696.38	$	2,748,440.86
Total Other Current Liabilities	$ 2,088,354.22	$	2,795,732.76
Total Current Liabilities	$ 2,110,671.07	$	2,825,659.49
Long-Term Liabilities			
200900 Notes Payable			0.00
200909 N/P Alan Wicks (Doc)	655,000.00		586,744.10
200910 N/P Rich Imber	20,000.00		20,000.00
200911 On Tap Credit Union LOC	300,000.00		304,060.28
200912 N/P - EIDL SBA Loan	285,169.70		299,553.68
200913 City of Golden Covid Loan	7,798.47		0.00
200914 On Tap - Delivery Van	32,018.08		21,501.64
200915 N/P - Hertz	451,562.35		0.00
200916 Toyota Lease	8,830.47		692.47
200917 B. Frie Convertable Note	1,000,000.00		2,000,000.00
200918 Tundra Loan	11,407.30		5,293.66
Total 200900 Notes Payable	$ 2,771,786.37	$	3,237,845.83
290000 HBC LLC Investment Liability			2,462,824.69
290001 TTWO LLC Investment Liability			342,401.70
Total Long-Term Liabilities	$ 2,771,786.37	$	6,043,072.22
Total Liabilities	$ 4,882,457.44	$	8,868,731.71
Equity			
300000 Partner Capital			0.00

300001 01-Karen Hertz	104,567.21	-3,106,410.00
300002 02-Bonnie Jones Wicks	220,000.00	-299,919.00
300003 03-Allan Benjamin Wicks	234,000.00	34,604.00
300004 04-Tom Abood	32,500.00	21,931.28
300005 05-Nicolette Adelshian	50,000.00	11,106.00
300006 06-Joel Appel	100,000.00	36,449.00
300007 07-Chris Ball	25,000.00	4,497.00
300008 08-Ben Frei	208,000.00	74,818.00
300009 09-Beau (Edward) Bierhaus	50,000.00	40,056.00
300010 10-Mark (Tappy-Carbon Neutral) Maraia	123,000.00	25,583.00
300011 11-Randy Chreist	30,750.00	5,227.00
300012 12-Jonathan Cofsky	50,000.00	15,435.00
300013 13-Dwayne Ruffin (DMK Holdings)	50,000.00	11,107.00
300014 14-Donna Whitley	50,000.00	20,968.00
300015 15-Chad Dunavant	50,000.00	11,106.00
300016 16-Kyle Evaschevski	117,900.00	39,265.00
300017 17-Brett Grischo	98,094.00	42,875.00
300018 18-Amy Hand	45,000.00	20,954.00
300019 19-Eric Hassett	50,000.00	11,108.00
300020 20-Brian Horsman	234,834.00	75,382.00
300021 21-Jay (Jess) Feaster (Impact Homes)	25,000.00	4,499.00
300022 22-Brinton Johns	325,000.00	128,548.00
300023 23-Kevin Reidy	50,000.00	11,118.00
300024 24-John Maus	55,611.81	31,864.00
300025 25-Jim Mesack	35,000.00	12,719.00
300026 26-Kerby Meyers	30,750.00	5,225.00
300027 27-Dani Hansen (New Direction IRA)		2,145.00
300028 28-Dan Brodnax (New Direction IRA)	50,000.00	11,112.00
300029 29-Josh Hansen (New Direction IRA)	25,000.00	2,143.00
300030 30-Blake Schaefer	50,000.00	11,110.00
300031 31-RJ Jones (Scorpio Seven-O)	433,176.01	235,342.00
300032 32-Craig Sirkin	39,857.16	16,701.00
300033 33-Marshall Stewman	40,750.00	13,450.00
300034 34-Jason Whitley (Whispering Waters)	150,000.00	19,872.00
300035 35-Tom and Jerry, LLC	50,000.00	25,059.00
300036 36-Barney (Burton Hazik) Wilson	225,000.00	131,885.00
300037 37-James Rudolph	100,000.00	55,662.00
300038 38-Kevin Lindahl (Zirkel, Inc)	94,000.00	44,112.00
300039 39-Tom Bieging	50,000.00	24,181.00
300040 40-Brian Horsman Trust		19,398.00
300041 41-Carol Horsman	114,000.00	60,556.00

300042 42-Heath Kennedy		30,000.00		24,670.00
300043 43-Mark Ritter		400,000.00		335,325.00
300044 44-Gary Weiner		161,829.69		135,132.00
300045 45-3 Boys LLC				40,901.00
300046 46-James and Cindy Herz		60,000.00		50,989.00
300047 47-Daniel Droy		25,000.00		20,562.00
300048 48-John Morrison Jr.		60,100.00		51,086.00
300049 49-Cartville LLC		100,000.00		82,021.00
300050 50-David Stubler		59,124.41		51,937.00
300243 243-Andrew Livingstone				100,000.00
300244 244-Donna Chester				100,000.00
300245 245-Kaninchen LLC				102,395.00
300246 246-Michael Peper				25,000.00
300247 247-Steven Gentry				25,000.00
Total 300000 Partner Capital	$	4,762,844.29	-$	892,138.72
310000 Partner Contributions				581,558.00
350000 Retained Earnings		-3,478,874.73		0.00
399999 Opening Balance Equity		0.00		0.00
Net Income		97,332.53		-1,310,776.94
Total Equity	$	1,381,302.09	-$	1,621,357.66
TOTAL LIABILITIES AND EQUITY	$	6,263,759.53	$	7,247,374.05

1. **Balance Sheet (Template)**: Your balance sheet should in

    a. Assets

    b. Liabilities

    c. Equity

HBC, LLC dba Holidaily Brewing Company
Balance Sheet
As of December 31, 2024

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
10010 On Tap Checking (HBC)	247,319.03	58,262.76
10040 On Tap Savings (HBC)	25.74	26.42
10070 On Tap Money Market (HBC)	1,000.00	1,000.00
10095 UMB Checking	1,346.80	312.84
10099 CF Checking		95.00
10901 QuickBooks Cash + Envelopes		0.00
Total Bank Accounts	$ 249,691.57	$ 59,697.02
Accounts Receivable		
10200 Accounts Receivable (A/R)	155,113.63	386,184.69
Total Accounts Receivable	$ 155,113.63	$ 386,184.69
Other Current Assets		
101100 A/R - Other (deleted)	0.00	0.00
10300 Intercompany Receivable		0.00
10310 HBC - Due from FBBC	1,528,297.05	2,044,979.83
10320 HBC - Due from TTWO	227,184.12	303,315.91
Total 10300 Intercompany Receivable	$ 1,755,481.17	$ 2,348,295.74
10350 Overhead Clearing (deleted)	-916,977.38	0.00
10352 Production Rent (deleted)	415,037.73	0.00
10353 Production Utilities (deleted)	89,003.37	0.00
10354 Brew Equipment Maintenance (deleted)	40,382.55	0.00
10355 Brew Equipment / Supplies (deleted)	42,278.29	0.00
10356 Quality Assurance (deleted)	6,114.46	0.00
10357 Keg Lease Expense (deleted)	33,850.07	0.00

10358 Raw Material Storage (deleted)		27,186.44		0.00
10359 Production Depreciation (deleted)		263,124.47		0.00
Total 10350 Overhead Clearing (deleted)	**$**	**0.00**	**$**	**0.00**
10400 Undeposited Funds		1,930.90		0.00
10500 Prepaid Expenses		15,745.75		14,124.63
10600 Prepaid Insurance		0.00		0.00
10700 Inventory				0.00
10710 Finished Goods				0.00
10711 Beer - Kegged		23,031.32		4,630.72
10712 Beer - Packaged		51,246.40		32,836.53
10714 Soda - Kegged		111.79		664.73
Total 10710 Finished Goods	**$**	**74,389.51**	**$**	**38,131.98**
10720 Beer - Work In Progress		42,674.26		49,330.76
10730 Ingredients		46,181.99		87,706.37
10740 Packaging Materials		70,753.30		122,744.47
Total 10700 Inventory	**$**	**233,999.06**	**$**	**297,913.58**
10800 Assets Not in Service		0.00		48,615.81
13400 Production Labor Clearing (deleted)		-326,253.37		0.00
13401 Brewer Labor (deleted)		236,747.82		0.00
13402 Packaging Labor (deleted)		89,505.55		0.00
Total 13400 Production Labor Clearing (deleted)	**$**	**0.00**	**$**	**0.00**
Total Other Current Assets	**$**	**2,007,156.88**	**$**	**2,708,949.76**
Total Current Assets	**$**	**2,411,962.08**	**$**	**3,154,831.47**
Fixed Assets				
10811 Brewing Equipment		1,844,398.25		2,512,565.17
10812 Lab Equipment		43,308.79		43,308.79
10821 820 Build		144,341.47		144,341.47
10822 Tenant Improvements		36,338.10		36,338.10
10830 Furniture and Fixtures		17,541.74		20,612.46
10840 Accumulated Depreciation		-1,499,694.19		-1,764,058.93
Total Fixed Assets	**$**	**586,234.16**	**$**	**993,107.06**
Other Assets				
10910 Intangible Assets				0.00
10911 Startup Costs		240,891.77		240,891.77
10914 Accumulated Amortization		-76,026.31		-92,085.76
Total 10910 Intangible Assets	**$**	**164,865.46**	**$**	**148,806.01**
10920 Deposits				0.00
10921 Deposit - Rent		12,013.33		12,013.33
10922 Marketing Deposit		0.00		0.00

10923 Alliance Funding Security Deposit			27,204.46
Total 10920 Deposits	$	12,013.33	$	39,217.79
Total Other Assets	$	176,878.79	$	188,023.80
TOTAL ASSETS	$	3,175,075.03	$	4,335,962.33

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

20000 Accounts Payable (A/P)		127,331.33	129,338.80
Total Accounts Payable	$	127,331.33	$	129,338.80

Credit Cards

20100 Credit Cards			0.00
20110 Amex 62000		25,101.26	48,071.70
20120 Divvy Cards		461.45	615.57
Total 20100 Credit Cards	$	25,562.71	$	48,687.27
Total Credit Cards	$	25,562.71	$	48,687.27

Other Current Liabilities

20200 Accrued Expenses		9,969.81	0.00
20300 Other Current Liabilities			16,491.14
20400 Sales Tax Payable			0.00
20700 Customer Deposits & Gift Cards			0.00
20710 Keg Deposits		13,186.44	14,476.44
20720 Equipment Sale Deposits			10,000.00
Total 20700 Customer Deposits & Gift Cards	$	13,186.44	$	24,476.44
20800 Inter-Company Payables			0.00
20810 HBC - Due to FBBC		4,860,962.71	6,002,631.21
20820 HBC - Due to TTWO		295.02	535.02
Total 20800 Inter-Company Payables	$	4,861,257.73	$	6,003,166.23
Total Other Current Liabilities	$	4,884,413.98	$	6,044,133.81
Total Current Liabilities	$	5,037,308.02	$	6,222,159.88

Long-Term Liabilities

20900 Notes Payable			0.00
20901 820 Brickyard Circle N/P		7,429.21	0.00
20902 Alliance (Ruby Street Brewing)		5,493.86	2,264.67
20903 Pinnacle Capital N/P		604.98	0.00
20904 820 -Deferred NNN Payable		19,366.14	3,302.83
20905 North Star (MaxxLup)		62,133.71	47,950.12
20906 North Star (Coder)		7,063.80	5,296.19
20907 UMB - Line of Credit		498,500.00	250.00

20908 On Tap Credit Union LOC	0.00	0.00
20909 SKA Equipment Loan		129,904.19
20910 Cask Canning Line Lease		268,037.55
20911 Mpac Switchback Cartoner		228,034.75
Total 20900 Notes Payable	**$ 600,591.70**	**$ 685,040.30**
Total Long-Term Liabilities	**$ 600,591.70**	**$ 685,040.30**
Total Liabilities	**$ 5,637,899.72**	**$ 6,907,200.18**
Equity		
30000 Retained Earnings	-4,255,664.98	0.00
30100 Capital Contributions	3,162,115.54	0.00
30200 Capital Distributions	-214,843.40	0.00
30300 Owner's Investment	100.00	0.00
31000 FBBC Equity		-2,462,824.69
Net Income	-1,154,531.85	-108,413.16
Total Equity	**-$ 2,462,824.69**	**-$ 2,571,237.85**
TOTAL LIABILITIES AND EQUITY	**$ 3,175,075.03**	**$ 4,335,962.33**

clude entries for:

TTWO, LLC dba Holidaily Brewing Company
Balance Sheet
As of December 31, 2024

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
1030 On Tap Checking (TTWO)	62,993.47	0.00
1060 On Tap Savings (TTWO)	0.00	0.00
1090 Petty Cash (TTWO)	500.00	0.00
Total Bank Accounts	$ 63,493.47	$ 0.00
Accounts Receivable		
1010 Factored Credit Card Sales (deleted)	4,718.66	0.00
1200 Accounts Receivable (A/R)		0.00
1210 Tenant Improvement Receivable	41,164.05	25,936.58
Total 1200 Accounts Receivable (A/R)	$ 41,164.05	$ 25,936.58
Total Accounts Receivable	$ 45,882.71	$ 25,936.58
Other Current Assets		
1300 Intercompany Receivable		0.00
1350 TTWO - Due from HBC	295.02	535.02
1360 TTWO - Due from FBBC	490,399.33	703,461.03
Total 1300 Intercompany Receivable	$ 490,694.35	$ 703,996.05
1400 Undeposited Funds	8,316.61	0.00
1500 Prepaid Expenses	0.00	0.00
1700 Inventory		0.00
1718 Taproom Beer	3,904.63	0.00
1719 Taproom Merchandise	5,562.27	0.00
Total 1700 Inventory	$ 9,466.90	$ 0.00
Total Other Current Assets	$ 508,477.86	$ 703,996.05
Total Current Assets	$ 617,854.04	$ 729,932.63

Fixed Assets

1810 Machinery and Equipment		0.00	0.00
1830 Furniture and Fixtures		24,558.91	9,738.29
1840 Accumulated Depreciation		-12,246.57	-5,573.27
Total Fixed Assets	$	**12,312.34** $	**4,165.02**

Other Assets

1910 Intangible Assets			0.00
1911 Startup Costs		58,478.51	58,478.51
1914 Accumulated Amortization		-9,096.66	-12,995.23
Total 1910 Intangible Assets	$	**49,381.85** $	**45,483.28**
1920 Deposits			0.00
1921 Deposit - Rent		9,767.10	9,767.10
Total 1920 Deposits	$	**9,767.10** $	**9,767.10**
Total Other Assets	$	**59,148.95** $	**55,250.38**
TOTAL ASSETS	$	**689,315.33** $	**789,348.03**

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Accounts Payable

2000 Accounts Payable (A/P)		10,219.30	0.00
Total Accounts Payable	$	**10,219.30** $	**0.00**

Credit Cards

2100 Credit Cards			0.00
2140 Amex 71000		963.84	0.00
Total 2100 Credit Cards	$	**963.84** $	**0.00**
Total Credit Cards	$	**963.84** $	**0.00**

Other Current Liabilities

2200 Accrued Expenses		0.00	0.00
2300 Other Current Liabilities			0.00
2400 Sales Tax Payable		10,677.95	0.00
2500 Tips Payable		9,841.21	0.00
2600 Donations Payable		2,435.34	0.00
2700 Customer Deposits & Gift Cards			0.00
2720 Arryved Gift Cards		-160.62	3,703.44
2730 Special Event Deposit		0.00	100.00
Total 2700 Customer Deposits & Gift Cards	-$	**160.62** $	**3,803.44**
2800 Inter-Company Payables			0.00
2060 TTWO - Due to FBBC		766,646.89	917,345.24
2850 TTWO - Due to HBC		227,184.12	303,315.91

Total 2800 Inter-Company Payables	$	993,831.01	$ 1,220,661.15
Total Other Current Liabilities	$	1,016,624.89	$ 1,224,464.59
Total Current Liabilities	$	1,027,808.03	$ 1,224,464.59
Long-Term Liabilities			
2950 Deposits Received - Property Sublease		3,909.00	3,909.00
Total Long-Term Liabilities	$	3,909.00	$ 3,909.00
Total Liabilities	$	1,031,717.03	$ 1,228,373.59
Equity			
3000 Retained Earnings		-186,250.02	0.00
3100 FBBC Equity			-342,401.70
Opening Balance Equity		0.00	0.00
Net Income		-156,151.68	-96,623.86
Total Equity	-$	342,401.70	-$ 439,025.56
TOTAL LIABILITIES AND EQUITY	$	689,315.33	$ 789,348.03

NOTE 1 – NATURE OF OPERATIONS

FBBC, LLC was formed on September 11, 2014 ("Inception") in the State of Colorado. The financial statements of FBBC, LLC(which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Golden, Colorado.

FBBC, LLC dba Holidaily Brewing Company brews, packages and ships certified gluten-free beer. In addition, FBBC has a taproom location where we sell beer, swag and snacks. Holidaily Brewing Co. stands out as one of the only certified gluten-free breweries and the ONLY certified women-owned brewery in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

2024 Revenue = $3.5 Million

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

   Marketing/Branding investments

   Brand Trademarks

   Recipe Development

Level 3 - Unobservable inputs which are supported by little or no market activity.

   Ownership in grain supplier

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

On March 1, 2024, the Company granted Laura Ukowich, Chief Operations Officer, an option to purchase the equivalent of 192,000 voting membership units in the Company, 96,000 vested on April 1, 2024, with the remainder vesting monthly pursuant to a four year vesting schedule. On March 1, 2025, the Company granted the same employee an option to purchase an additional 192,000 voting membership units in the Company, 96,000 will vest

on April 1, 2025 with the remainder vesting monthly pursuant to a four year vesting schedule.

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. ["all periods since inception" should be changed if the company has been in business longer than 3 years. Generally the Company will only be open to examination for tax returns filed

in the past 3 years. If the company is under examination/audit, change the last sentence accordingly. Add Notes for inventory, PP&E, Accrued Liabilities, Debt (traditional or convertible) if additional detail is needed. If the Company has debt, you will likely need a note for such and thus the example includes some typical language.]

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Listed on Balance Sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. [Add discussion of any material commitments such as:

- Short-term and long-term contractual obligations with the suppliers for future purchases

- Capital expenditure commitment contracted but not yet incurred

- Non-cancelable operating leases,

- long term leases (>1 year) of property, land, facilities or equipment,

- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

As of March 1, 2025, the company has the following shares outstanding:

1,026,883 Non-Voting Membership Units

13,635,035.87 Voting Membership Units

384,000 Voting Membership Units reserved for issuance pursuant to an option grant.

Per unit price: $1.00 / Membership Unit

NOTE 6 – RELATED PARTY TRANSACTIONS

Karen Hertz has given company a loan for $440,577.72

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 31, 2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Summarized - 3 Companies

	2023	2024
Revenue	XX	XX
Sales	$ 3,278,819.22	$ 3,515,700.86
Cost of Sales/Cost of Goods Sold	$ 1,850,299.71	$ 1,251,257.69
General and Administrative Expenses	$ 2,416,541.07	$ 3,235,576.58
Operating Expenses	XX	XX
Non-Operating Income and Expenses	XX	XX
Gains and Losses	$ (988,021.56)	$ (971,133.41)
Non-Recurring Items	XX	XX
Net Income	$ (1,213,351.00)	$ (1,515,813.96)
EPS	XX	XX
margin	$ 1,428,519.51	$ 2,264,443.17

FBBC, LLC dba Holidaily Brewing
Profit and Loss
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
Income		
400100 Taproom Sales	0.00	0.00
400110 Taproom Beer Sales	490,033.62	398,805.47
400120 Soda	17,762.47	13,911.66
400130 Snacks	9,498.43	10,263.68
400140 Swag	24,583.46	31,616.74
400150 To-Go Beer		49,409.00
400160 Special Events Fees	7,950.96	1,741.02
400170 Taproom Discounts		-20,422.23
Total 400100 Taproom Sales	$ 549,828.94	$ 485,325.34
400200 Distribution Sales	4,330.50	250.00
Total Income	$ 554,159.44	$ 485,575.34
Cost of Goods Sold		
500100 Taproom COGS		
500110 Draft Beer	85,973.15	58,794.91
500120 To-Go Beer	51,669.31	57,772.38
500130 N/A Beverage	17,297.00	14,332.65

500140 Food			8,049.26	9,052.96
500150 Swag			20,894.23	35,103.07
Total 500100 Taproom COGS	$		**183,882.95**	$ **175,055.97**
Total Cost of Goods Sold	$		**183,882.95**	$ **175,055.97**
Gross Profit	$		**370,276.49**	$ **310,519.37**
Expenses				
600000 Sales Expense				
600010 Travel			10,217.20	10,658.15
Total 600000 Sales Expense	$		**10,217.20**	$ **10,658.15**
600100 Marketing Expenses				
600110 Advertising			71,503.92	52,649.82
600120 Marketing Materials			15,992.39	
600130 Special Events				1,188.55
600131 Sponsorships (deleted)			10,957.62	
600132 Beerfests			964.15	
600134 Other Event Expenses (deleted)			4,816.61	
601520 Great American Beer Fest (deleted)			3,734.27	
601607 World Beer Cup (deleted)			1,440.00	
Total 600130 Special Events	$		**21,912.65**	$ **1,188.55**
600160 Email and Website Expense			10,454.20	9,210.59
600270 Artwork/Design Expenses				4,225.00
Total 600100 Marketing Expenses	$		**119,863.16**	$ **67,273.96**
600200 Payroll Expenses				
600205 Salaries and Wages				
600206 Operations Management			201,743.29	
600207 Facilities Management			29,450.70	19,042.03
600208 Logistics				37,884.54
600209 Sales				296,256.16
600210 Administration			41,650.49	278,708.79
600211 Marketing			86,584.89	40,010.72
600212 Accounting			101,795.28	
600213 Taproom Management			38,949.77	
600214 Bar Staff			57,979.83	103,655.10
600215 Production				0.00
600216 Packaging				0.00
600219 Guaranteed Payment (deleted)			111,505.20	
Total 600205 Salaries and Wages	$		**669,659.45**	$ **775,557.34**
600220 Employer Tax Expense				79,027.69
600230 Payroll Fees				29,062.40
600240 Employee Benefits				

600241 Life Insurance				805.40
600242 Retirement Contributions				13,625.60
600243 Health Insurance				46,392.07
Total 600240 Employee Benefits	$	0.00	$	60,823.07
600250 Other Employee Expense				
600231 Payroll Fees (deleted)		3,368.64		
600251 Auto Reimbursement		4,499.41		12,147.78
600252 Cell Phone Reimbursement		1,285.46		4,015.92
600253 Employee Appreciation		4,516.07		2,637.97
600254 Education and Training		585.60		255.26
600255 Conference Expenses				12,169.50
Total 600254 Education and Training	$	585.60	$	12,424.76
600256 Worker's Comp				8,850.05
600257 Leadership Meetings and Retreats		1,508.19		
600258 Staff, Board, Investor Meetings, Events		7,359.79		
602054 Parking, Tolls and Transportation (deleted)		144.63		
602055 Meals and Entertainment (deleted)		2,834.33		
602201 Reported Tips (deleted)		6,049.49		
602202 Tips Paid Out (deleted)		-5,830.58		
602203 Insurance Benefits (deleted)		-2,343.23		
Total 600250 Other Employee Expense	$	23,977.80	$	40,076.48
Total 600200 Payroll Expenses	$	693,637.25	$	984,546.98
600300 Operations Expenses				
600310 Auto Expenses				35.15
600311 Fuel		573.59		1,693.65
600312 Auto Insurance		335.96		7,755.49
600313 Vehicle Maintenance		522.47		1,602.95
Total 600310 Auto Expenses	$	1,432.02	$	11,087.24
600320 Meals & Entertainment				5,934.89
600330 Staff/Board/Investor Meeting Expenses				3,738.27
600340 Shipping & Freight				10.10
600350 Dues & Subscriptions				15,808.27
600360 Charitable Contributions				0.00
Total 600300 Operations Expenses	$	1,432.02	$	36,578.77
600400 Office Expense				
600410 Office Supplies		5,027.22		7,646.58
600411 Dues and Subscriptions		12,279.68		
600420 Software				287.49
Total 600400 Office Expense	$	17,306.90	$	7,934.07
600550 Taproom Expenses				
600560 Taproom Supplies		27,443.47		18,697.39

600570 TV and Music		3,250.34		2,568.46
600580 Taproom Special Events		7,742.66		6,025.26
Total 600550 Taproom Expenses	$	38,436.47	$	27,291.11
600600 Facility Expense				
600610 Insurance Expense		7,423.44		32,591.20
600620 Rent		53,337.82		26,393.40
600630 Utilities				
600631 Gas & Electric		10,641.38		9,916.43
600632 Water		859.67		572.13
Total 600630 Utilities	$	11,501.05	$	10,488.56
600640 Grounds Maintenance		599.76		3,375.00
600650 Pest Control		1,080.62		1,002.91
600660 Cleaning Expenses				1,512.84
600670 Phone & Internet Expense		3,112.10		5,177.86
Total 600600 Facility Expense	$	77,054.79	$	80,541.77
600750 Facility Maintenance				
600751 Safety Program		9.54		
600760 Building & Equipment Maintenance		10,239.14		1,772.39
Total 600750 Facility Maintenance	$	10,248.68	$	1,772.39
600800 Professional Fees				
600810 Accounting		5,962.99		62,778.67
600820 Consulting		20,000.00		75,360.50
600821 Capital Raise Expenses				92,530.86
Total 600820 Consulting	$	20,000.00	$	167,891.36
600830 Legal		28,612.41		29,372.92
600831 Cleaning Services		600.00		300.00
Total 600800 Professional Fees	$	55,175.40	$	260,342.95
600900 Fees and Licenses				
600910 Taxes		1,165.00		-630.99
600911 Excise Taxes		823.31		590.03
Total 600910 Taxes	$	1,988.31	-$	40.96
600920 Licenses		3,717.50		4,481.16
600930 Bank Charges and Fees		354.28		1,293.74
600940 Transaction Fees		18,674.38		18,782.37
Total 600900 Fees and Licenses	$	24,734.47	$	24,516.31
610000 Misc Expenses				
610001 Bad Debt		-390.20		
610002 Charitable Contributions (OLD)		1,551.12		
610003 Overhead Allocations		-778,520.69		
Total 610000 Misc Expenses	-$	777,359.77	$	0.00
Total Expenses	$	270,746.57	$	1,501,456.46

Net Operating Income	$ 99,529.92	-$	1,190,937.09
Other Income			
800000 Other Income	11,070.29		63,027.06
800100 Interest Income	0.32		17,547.90
800200 Gain (Loss) on Sale of Fixed Assets	1,500.00		
800300 Sales Tax Commission			60.97
800400 Investment Income			
800410 Investment Income - Grouse LLC			1,367.00
Total 800400 Investment Income	$ 0.00	$	1,367.00
800500 Royalty Fees	121,327.59		141,069.85
800600 Q2-2020 ERC			72,499.94
Total 800000 Other Income	$ 133,898.20	$	295,572.72
Total Other Income	$ 133,898.20	$	295,572.72
Other Expenses			
900000 Other Expense			191,279.73
900100 Depreciation	20,450.76		19,572.06
900200 Amortization			2,766.32
900300 Interest Expense	115,644.83		87,842.06
900400 Guaranteed Payments			109,375.00
900401 Guaranteed Payments - Retirement			3,924.00
900700 Cash Over/Short			653.40
Total 900000 Other Expense	$ 136,095.59	$	415,412.57
Total Other Expenses	$ 136,095.59	$	415,412.57
Net Other Income	-$ 2,197.39	-$	119,839.85
Net Income	$ 97,332.53	-$	1,310,776.94

2. **Income Statement:** Your income statement should include
   a. Revenue
   b. Sales
   c. Cost of Sales/Cost of Goods Sold
   d. General and Administrative Expenses
   e. Operating Expenses
   f. Non-Operating Income and Expenses
   g. Gains and Losses
   h. Non-Recurring Items
   i. Net Income
   j. EPS.

HBC, LLC dba Holidaily Brewing Company
Profit and Loss
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
Income		
40010 Wholesale Sales		445.11
40011 Beer - Kegged	313,875.48	174,746.55
40012 Beer - Packaged	2,130,169.11	2,495,558.15
40030 NA Beverage	-129.95	0.00
40032 Soda - Kegged	5,589.42	0.00
Total 40030 NA Beverage	$ 5,459.47	$ 0.00
Total 40010 Wholesale Sales	$ 2,449,504.06	$ 2,670,749.81
400200 Taproom Sales		
40021 Beer - Kegged		98,896.84
40022 Beer - Packaged		53,031.03
40023 Soda - Kegged		4,775.00
Total 400200 Taproom Sales	$ 0.00	$ 156,702.87
40200 Beer Destruction Cost (deleted)	-22,952.56	0.00
Total Income	$ 2,426,551.50	$ 2,827,452.68
Cost of Goods Sold		
500100 Wholesale COGS		0.00

50011 Beer - Kegged	202,532.96	40,053.20
50012 Beer - Packaged	1,282,101.39	831,615.84
500130 Soda - Kegged	1,122.60	0.00
50201 Shipping (deleted)	29,598.12	0.00
Total 500100 Wholesale COGS	$ 1,515,355.07	$ 871,669.04
500200 Taproom COGS		
50021 Beer - Kegged		42,068.78
50022 Beer - Packaged		26,674.94
50023 Soda - Kegged		1,441.70
Total 500200 Taproom COGS	$ 0.00	$ 70,185.42
50040 Work in Progress Loss	55,058.33	47,329.92
50050 Inventory Adjustment	7,933.29	5,795.97
50060 Destruction		10,977.34
50700 Materials Storage Fees		9,156.36
53000 Applied Overhed	0.00	0.00
Total Cost of Goods Sold	$ 1,578,346.69	$ 1,015,114.05
Gross Profit	$ 848,204.81	$ 1,812,338.63
Expenses		
60000 Sales Expense		
60005 Parking (deleted)	408.94	
60010 Travel	40,560.15	43,808.95
60020 Account Support	9,686.80	4,202.73
60030 Samples		384.72
60040 Promotional Items and Events	23,226.84	20,612.33
60050 New Market Launches	592.80	5,415.27
Total 60000 Sales Expense	$ 74,475.53	$ 74,424.00
60100 Marketing Expenses		
60110 Advertising		22,890.39
60120 Marketing Materials		29,766.42
60130 Special Events		12,656.36
60140 Distributor Marketing	0.00	9,025.00
60141 A and L	80.00	
60142 Classic Beverage	1,222.45	1,570.21
60143 Capitol Wright (Austin)	96.00	
60144 CDC	10,996.67	15,501.75
60145 Central States - Kansas	530.74	519.60
60146 Central States - Missouri	1,985.87	1,050.18
60147 Crescent Crown	4,302.52	3,918.21
60148 Crown Distributing	175.00	629.10
60150 Finley	249.66	

60152 High Country		2,585.46		5,711.68
60155 LDF Companies		750.00		
60158 Legacy Distributing		117.58		126.53
60159 Mountain Beverage		206.58		
60161 Capital Distributing				3,860.60
60162 Dynamo		5,081.45		9,968.72
60163 Elite Brands		5,103.16		1,720.05
60164 Scout Distribution		10,351.75		1,555.87
60165 Western Distributing		-80.00		
60166 B and K		3.35		479.45
60167 Canyon		40.00		
60168 Delta		62.25		631.00
60169 Eagle Distributing				382.06
60170 Saccani Distributing				1,738.82
60171 Columbia Distributing				4,682.51
Total 60140 Distributor Marketing	$	43,860.49	$	63,071.34
Total 60100 Marketing Expenses	$	43,860.49	$	128,384.51
60200 Employee Expense				
60205 Salaries and Wages				
60206 Operations Management				49,741.88
60207 Facilities Management		89,724.33		40,969.58
60208 Logistics		57,975.02		1,057.69
60209 Sales		520,991.34		
60215 Production				140,127.54
60216 Packaging				66,996.60
60217 Warehouse Labor (deleted)		55,017.83		
Total 60205 Salaries and Wages	$	723,708.52	$	298,893.29
60220 Employer Tax Expense				27,438.15
60240 Employee Benefits				
60241 Life Insurance				741.52
60242 Retirement Contributions				12,040.27
60243 Health Insurance				7,055.39
Total 60240 Employee Benefits	$	0.00	$	19,837.18
60250 Other Employee Expenses				
60253 Employee Appreciation				524.44
60254 Education and Training		931.80		152.59
60255 Conference Expenses				2,714.60
Total 60254 Education and Training	$	931.80	$	2,867.19
Total 60250 Other Employee Expenses	$	931.80	$	3,391.63
Total 60200 Employee Expense	$	724,640.32	$	349,560.25
60300 Operations Expenses				

60310 Auto Expenses		424.34	
60311 Fuel			5,268.68
60312 Auto Insurance			10,184.52
60313 Vehicle Maintenance			495.46
Total 60310 Auto Expenses	$	424.34	$ 15,948.66
60320 Meals and Entertainment		2,086.68	3,426.89
60330 Staff/Board/Investor Meetings			127.29
60340 Shipping & Freight			61,485.55
60350 Dues & Subscriptions		1,033.33	11,010.23
60660 Cleaning Expenses		1,175.00	200.00
Total 60300 Operations Expenses	$	4,719.35	$ 92,198.62
60400 Office Expense			
60410 Office Supplies		704.60	9,049.05
60420 Software		13,608.59	16,168.45
60430 Dues and Subscriptions (deleted)		940.33	
63100 Office Equipment (deleted)		505.24	
Total 60400 Office Expense	$	15,758.76	$ 25,217.50
60500 Production Expenses			0.00
60510 Brewery Supplies			34,425.24
60520 Equipment Rental			30,465.33
60530 Quality Assurance			2,400.00
Total 60500 Production Expenses	$	0.00	$ 67,290.57
60600 Facility Expense			
60610 Insurance Expense		10,588.56	1,904.80
60620 Rent		44,531.88	275,549.12
60630 Utilities			
60631 Gas and Electric		11,457.67	38,131.43
60632 Water		1,226.57	6,563.39
60633 Trash			9,151.19
Total 60630 Utilities	$	12,684.24	$ 53,846.01
60640 Grounds Maintenance		6,872.43	6,112.21
60650 Pest Control		1,961.09	1,490.04
60661 Trash Service (deleted)		12,801.25	
60670 Phone & Internet Expense		1,469.98	4,121.93
60760 Building & Equipment Maintenance		4,249.15	41,107.86
66200 Safety Program (deleted)		561.46	
66300 Preventative Maintenance (deleted)		480.00	
66401 Truck Fuel (deleted)		1,911.32	
66403 Truck Maintenance (deleted)		1,187.20	
Total 60600 Facility Expense	$	99,298.56	$ 384,131.97
60700 Warehouse Expense			

60710 Delivery Van Expenses		65.85
60711 Delivery Van Fuel	5,902.61	5,839.28
60712 Delivery Van Insurance	2,142.25	
60713 Delivery Van Maintenance	4,736.70	113.43
Total 60710 Delivery Van Expenses	$ 12,781.56	$ 6,018.56
60720 Warehouse Supplies	11,579.98	10,043.34
Total 60700 Warehouse Expense	$ 24,361.54	$ 16,061.90
60800 Professional Fees		
60810 Accounting	1,079.35	
60820 Consulting		54,000.00
60830 Legal	1,372.08	3,982.85
60840 Subcontractors		191,529.50
Total 60800 Professional Fees	$ 2,451.43	$ 249,512.35
60900 Taxes, Fees, & Licenses		
60910 Taxes	32,399.94	33,271.80
60911 Excise Taxes	23.66	16,890.26
Total 60910 Taxes	$ 32,423.60	$ 50,162.06
60920 Licenses	1,534.01	4,117.28
60930 Bank Charges and Fees	30.11	4,553.65
60940 Transaction Fees	2,877.58	3,053.22
Total 60900 Taxes, Fees, & Licenses	$ 36,865.30	$ 61,886.21
61000 Misc Expenses		
61001 Bad Debt	229.07	
61003 Overhead Allocations	690,429.15	
Total 61000 Misc Expenses	$ 690,658.22	$ 0.00
Total Expenses	$ 1,717,089.50	$ 1,448,667.88
Net Operating Income	-$ 868,884.69	$ 363,670.75
Other Income		
80000 Other Income		25,308.57
80010 Interest Income	493.00	0.68
Total 80000 Other Income	$ 493.00	$ 25,309.25
Miscellaneous	0.00	
Total Other Income	$ 493.00	$ 25,309.25
Other Expenses		
90000 Other Expense		
90010 Depreciation	92,527.38	264,364.74
90020 Amortization		16,059.45
90030 Interest Expense	72,285.19	75,899.12
90060 Royalty Fees	121,327.59	141,069.85
Total 90000 Other Expense	$ 286,140.16	$ 497,393.16
Total Other Expenses	$ 286,140.16	$ 497,393.16

Net Other Income	-$	285,647.16	-$ 472,083.91
Net Income	-$ 1,154,531.85		-$ 108,413.16

TTWO, LLC dba Holidaily Brewing Company
Profit and Loss
January 2023 - December 2024

	Jan - Dec 2023	Jan - Dec 2024
Income		
4100 Taproom Sales	0.00	0.00
4110 Taproom Beer Sales	274,644.38	177,365.82
4120 Soda	11,730.88	8,047.24
4130 Snacks	762.75	3,510.50
4140 Swag	9,053.27	6,561.62
4150 To-Go Beer		11,243.39
4160 Special Events Fees	1,917.00	350.00
4170 Taproom Discounts		-5,925.74
4180 Event Income		1,520.01
Total 4100 Taproom Sales	$ 298,108.28	$ 202,672.84
Services	0.00	0.00
Total Income	$ 298,108.28	$ 202,672.84
Cost of Goods Sold		
5100 Taproom COGS		
5110 Draft Beer	58,341.79	21,993.90
5120 To-Go Beer	17,281.80	25,836.13

5130 N/A Beverage			9,334.11	6,783.79
5140 Food			1,112.00	2,783.41
5150 Swag			2,000.37	3,690.44
Total 5100 Taproom COGS	$	88,070.07	$	61,087.67
Total Cost of Goods Sold	$	88,070.07	$	61,087.67
Gross Profit	$	210,038.21	$	141,585.17
Expenses				
6100 Marketing Expenses				
6110 Advertising				8,273.93
6120 Marketing Materials			94.45	
Total 6100 Marketing Expenses	$	94.45	$	8,273.93
6101 Misc Expenses				
6103 Overhead Allocations			88,091.61	
6111 Bad Debt (deleted)			3.45	
6112 Charitable Contributions (deleted)			1,313.37	
Total 6101 Misc Expenses	$	89,408.43	$	0.00
6200 Payroll Expenses				
600240 Other Employee Expenses-1 (deleted)				
6244 Meals and Entertainment (deleted)			1,986.63	
6245 Reported Tips (deleted)			4,173.24	
6246 Tips Paid Out (deleted)			-4,173.24	
Total 600240 Other Employee Expenses-1 (deleted)	$	1,986.63	$	0.00
6205 Salaries and Wages				
6206 Operations Management				6,632.24
6207 Facilities Management			17,732.43	4,048.75
6210 Administration				7,058.55
6214 Taproom Management			32,951.52	
6215 Bar Staff			82,312.63	50,043.73
Total 6205 Salaries and Wages	$	132,996.58	$	67,783.27
6220 Employer Tax Expense				9,970.40
6240 Employee Benefits				
6242 Retirement Contributions				809.00
Total 6240 Employee Benefits	$	0.00	$	809.00
Total 6200 Payroll Expenses	$	134,983.21	$	78,562.67
6300 Operations Expenses				
600310 Auto Expenses				
6311 Fuel			382.88	
6312 Auto Insurance			197.80	
6313 Vehicle Maintenance			218.00	
Total 600310 Auto Expenses	$	798.68	$	0.00

600340 Shipping & Freight		1.10		
600350 Dues & Subscriptions		1,259.40		
600360 Charitable Contributions		396.99		
Total 6300 Operations Expenses	$	**798.68**	$	**1,657.49**
6400 Office Expense				
6318 Office Equipment (deleted)		43.17		
6319 Dues and Subscriptions (deleted)		1,776.00		
6410 Office Supplies		456.95		399.37
Total 6400 Office Expense	$	**2,276.12**	$	**399.37**
6550 Taproom Expenses				
6560 Taproom Supplies				10,071.07
6561 Supplies		22,553.72		
6570 TV and Music		2,703.45		1,949.34
6580 Taproom Special Events		4,771.44		5,881.91
Total 6550 Taproom Expenses	$	**30,028.61**	$	**17,902.32**
6600 Facility Expense				
6610 Insurance		4,551.51		4,471.11
6620 Rent		117,790.71		120,872.45
6630 Utilities				
6631 Gas and Electric		17,440.33		29,235.16
Total 6630 Utilities	$	**17,440.33**	$	**29,235.16**
6660 Cleaning Expenses				3,498.00
6670 Phone and Internet		2,713.48		3,936.42
Total 6600 Facility Expense	$	**142,496.03**	$	**162,013.14**
6750 Facility Maintenance				
6760 Building & Equipment Maintenance		9,182.80		5,321.41
Total 6750 Facility Maintenance	$	**9,182.80**	$	**5,321.41**
6800 Professional Fees				
6804 Cleaning Services (deleted)		3,356.00		
6810 Accounting		705.55		
Total 6800 Professional Fees	$	**4,061.55**	$	**0.00**
6900 Fees and Licenses				
6910 Taxes		138.53		
6911 Excise Taxes		773.98		402.41
Total 6910 Taxes	$	**912.51**	$	**402.41**
6920 Licenses		1,890.33		1,244.53
6930 Bank Charges and Fees		1,248.43		239.98
6940 Transaction Fees		11,323.85		9,434.99
Total 6900 Fees and Licenses	$	**15,375.12**	$	**11,321.91**
Total Expenses	$	**428,705.00**	$	**285,452.24**
Net Operating Income	-$	**218,666.79**	-$	**143,867.07**

Other Income

8000 Other Income				1,500.00
8100 Interest Income		0.02		
8200 Gain/Loss on Sale of Assets				-2,655.41
8300 Sales Tax Commission				51.69
8600 Sub-Lease Income		66,009.21		55,880.26
Total 8000 Other Income	$	**66,009.23**	$	**54,776.54**
Total Other Income	$	**66,009.23**	$	**54,776.54**
Other Expenses				
9000 Other Expense				1,016.23
9100 Depreciation		3,278.60		2,916.80
9200 Amortization				3,573.68
9300 Interest Expense		215.52		88.08
9700 Cash Over/Short				-61.46
Total 9000 Other Expense	$	**3,494.12**	$	**7,533.33**
Total Other Expenses	$	**3,494.12**	$	**7,533.33**
Net Other Income	$	**62,515.11**	$	**47,243.21**
Net Income	-$	**156,151.68**	-$	**96,623.86**

Summarized - 3 Companies

	2023
Net Income	$ (1,213,351.00)
Net cash provided by operating activities	$ 20,356.30
Net cash provided by financing activities	$ (959,513.18)
Net cash increase for the period	$ 481,550.17

FBBC, LLC dba Holidaily Brewing
Statement of Cash Flows
January 2023 - December 2024

	Jan - Dec 2023
OPERATING ACTIVITIES	
Net Income	97,332.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
100200 Accounts Receivable (A/R)	-500.00
100330 Intercompany Receivable:FBBC - Due from HBC	-108,964.41
100340 Intercompany Receivable:FBBC - Due from TTWO	-320,170.45
100500 Prepaid Expenses	47,827.15
100600 Prepaid Insurance	-8,039.88
100716 Inventory:Taproom Beer	1,462.30
100717 Inventory:Taproom Merchandise	-3,597.53
101100 A/R - Other (deleted-1)	-9,648.64
101500 Cash Clearing (deleted)	4,375.81
Payroll Clearing (deleted)	1.80
100820 Leasehold Improvements	
100832 Tasting Room Furniture	
100840 Accumulated Depreciation	50,791.21
100914 Intangible Assets:Accumulated Amortization	5,590.96
100931 Investments:Grouse Malting Investment	5,988.35
200000 Accounts Payable (A/P)	-15,288.84
200130 Credit Cards:Amex - 51002	-34,671.47

200200 Accrued Expenses (deleted)			54,193.00
200300 Other Current Liabilities			-4,242.01
200400 Sales Tax Payable			237.33
200401 Sales Tax Payable:City of Golden Payable			48.56
200402 Sales Tax Payable:Colorado Department of Revenue Payable			72.84
200403 Sales Tax Payable:Unassigned Tax Agency for Apps Payable			
200500 Tips Payable			-2,432.76
200600 Donations Payable			0.00
200710 Customer Deposits & Gift Cards:Keg Deposits			60.00
200720 Customer Deposits & Gift Cards:Arryved Gift Cards			150.33
200730 Customer Deposits & Gift Cards:Special Event Deposit			0.00
200830 Inter-Company Payables:FBBC - Due to HBC			-1,057,858.70
200840 Inter-Company Payables:FBBC - Due to TTWO			204,561.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		**-$**	**1,190,053.82**
Net cash provided by operating activities		**-$**	**1,092,721.29**
INVESTING ACTIVITIES			
100932 Investments:Investment in HBC			1,403,096.36
Net cash provided by investing activities		**$**	**1,403,096.36**
FINANCING ACTIVITIES			
200909 Notes Payable:N/P Alan Wicks (Doc)			375,000.00
200911 Notes Payable:On Tap Credit Union LOC			
200912 Notes Payable:N/P - EIDL SBA Loan			-12,220.46
200913 Notes Payable:City of Golden Covid Loan			-7,614.90
200914 Notes Payable:On Tap - Delivery Van			-7,811.81
200915 Notes Payable:N/P - Hertz			-10,151.19
200916 Notes Payable:Toyota Lease			-7,827.11
200917 Notes Payable:B. Frie Convertable Note			1,000,000.00
200918 Notes Payable:Tundra Loan			-5,861.48
290000 HBC LLC Investment Liability			
290001 TTWO LLC Investment Liability			
300001 Partner Capital:01-Karen Hertz			
300002 Partner Capital:02-Bonnie Jones Wicks			
300003 Partner Capital:03-Allan Benjamin Wicks			
300004 Partner Capital:04-Tom Abood			
300005 Partner Capital:05-Nicolette Adelshian			
300006 Partner Capital:06-Joel Appel			
300007 Partner Capital:07-Chris Ball			
300008 Partner Capital:08-Ben Frei			
300009 Partner Capital:09-Beau (Edward) Bierhaus			

300010 Partner Capital:10-Mark (Tappy-Carbon Neutral) Maraia	
300011 Partner Capital:11-Randy Chreist	
300012 Partner Capital:12-Jonathan Cofsky	
300013 Partner Capital:13-Dwayne Ruffin (DMK Holdings)	
300014 Partner Capital:14-Donna Whitley	
300015 Partner Capital:15-Chad Dunavant	
300016 Partner Capital:16-Kyle Evaschevski	
300017 Partner Capital:17-Brett Grischo	
300018 Partner Capital:18-Amy Hand	
300019 Partner Capital:19-Eric Hassett	
300020 Partner Capital:20-Brian Horsman	
300021 Partner Capital:21-Jay (Jess) Feaster (Impact Homes)	
300022 Partner Capital:22-Brinton Johns	
300023 Partner Capital:23-Kevin Reidy	
300024 Partner Capital:24-John Maus	13,183.23
300025 Partner Capital:25-Jim Mesack	
300026 Partner Capital:26-Kerby Meyers	
300027 Partner Capital:27-Dani Hansen (New Direction IRA)	
300028 Partner Capital:28-Dan Brodnax (New Direction IRA)	
300029 Partner Capital:29-Josh Hansen (New Direction IRA)	
300030 Partner Capital:30-Blake Schaefer	
300031 Partner Capital:31-RJ Jones (Scorpio Seven-O)	108,176.01
300032 Partner Capital:32-Craig Sirkin	
300033 Partner Capital:33-Marshall Stewman	
300034 Partner Capital:34-Jason Whitley (Whispering Waters)	
300035 Partner Capital:35-Tom and Jerry, LLC	
300036 Partner Capital:36-Barney (Burton Hazik) Wilson	
300037 Partner Capital:37-James Rudolph	
300038 Partner Capital:38-Kevin Lindahl (Zirkel, Inc)	
300039 Partner Capital:39-Tom Bieging	
300040 Partner Capital:40-Brian Horsman Trust	
300041 Partner Capital:41-Carol Horsman	
300042 Partner Capital:42-Heath Kennedy	
300043 Partner Capital:43-Mark Ritter	
300044 Partner Capital:44-Gary Weiner	
300045 Partner Capital:45-3 Boys LLC	
300046 Partner Capital:46-James and Cindy Herz	10,000.00
300047 Partner Capital:47-Daniel Droy	
300048 Partner Capital:48-John Morrison Jr.	10,100.00

300049 Partner Capital:49-Cartville LLC		
300050 Partner Capital:50-David Stubler		9,124.41
300243 Partner Capital:243-Andrew Livingstone		
300244 Partner Capital:244-Donna Chester		
300245 Partner Capital:245-Kaninchen LLC		
300246 Partner Capital:246-Michael Peper		
300247 Partner Capital:247-Steven Gentry		
310000 Partner Contributions		
350000 Retained Earnings		-1,446,528.11
Net cash provided by financing activities	**$**	**27,568.59**
Net cash increase for period	**$**	**337,943.66**

2024
$ (1,515,813.96)
$ (2,165,629.19)
$ 2,104,429.36
$ (79,429.12)

HBC, LLC dba Holidaily Brewing Co
Statement of Cash Flows
January 2023 - December 2024

Jan - Dec 2024	
	OPERATING ACTIVITIES
-1,310,776.94	**Net Income**
	Adjustments to reconcile Net Income to Net Cash provided by operations:
800.00	**10200 Accounts Receivable (A/R)**
-1,141,668.50	**101100 A/R - Other (deleted)**
-150,698.34	**10310 Intercompany Receivable:HBC - Due from FBBC**
5,215.04	**10320 Intercompany Receivable:HBC - Due from TTWO**
16,955.99	**10350 Overhead Clearing (deleted)**
6,541.86	**10352 Overhead Clearing (deleted):Production Rent (deleted)**
3,342.66	**10353 Overhead Clearing (deleted):Production Utilities (deleted)**
11,312.13	**10354 Overhead Clearing (deleted):Brew Equipment Maintenance (deleted)**
	10355 Overhead Clearing (deleted):Brew Equipment / Supplies (deleted)
0.00	**10356 Overhead Clearing (deleted):Quality Assurance (deleted)**
-4,800.00	**10357 Overhead Clearing (deleted):Keg Lease Expense (deleted)**
-7,858.05	**10358 Overhead Clearing (deleted):Raw Material Storage (deleted)**
19,572.06	**10359 Overhead Clearing (deleted):Production Depreciation (deleted)**
2,766.32	**10500 Prepaid Expenses**
-1,367.00	**10711 Inventory:Finished Goods:Beer - Kegged**
8,629.23	**10712 Inventory:Finished Goods:Beer - Packaged**
-1,019.35	**10714 Inventory:Finished Goods:Soda - Kegged**

	-57,036.44	10720 Inventory:Beer - Work In Progress
	31,322.58	10730 Inventory:Ingredients
	-3,486.58	10740 Inventory:Packaging Materials
	-123.56	10800 Assets Not in Service
	-185.37	13400 Production Labor Clearing (deleted)
	-12.22	13401 Production Labor Clearing (deleted):Brewer Labor (deleted)
	7,006.61	13402 Production Labor Clearing (deleted):Packaging Labor (deleted)
	0.00	10811 Brewing Equipment
	25.00	10840 Accumulated Depreciation
	-225.96	10914 Intangible Assets:Accumulated Amortization
	350.00	20000 Accounts Payable (A/P)
	516,682.78	20110 Credit Cards:Amex 62000
	213,061.70	20120 Credit Cards:Divvy Cards
-$	524,897.41	20200 Accrued Expenses
-$	1,835,674.35	20300 Other Current Liabilities
		20400 Sales Tax Payable
		20710 Customer Deposits & Gift Cards:Keg Deposits
$	0.00	20720 Customer Deposits & Gift Cards:Equipment Sale Deposits
		20810 Inter-Company Payables:HBC - Due to FBBC
	-68,255.90	20820 Inter-Company Payables:HBC - Due to TTWO
	4,060.28	Total Adjustments to reconcile Net Income to Net Cash provided by operations:
	14,383.98	Net cash provided by operating activities
	-7,798.47	INVESTING ACTIVITIES
	-10,516.44	10812 Lab Equipment
	-10,984.63	10830 Furniture and Fixtures
	-8,138.00	10923 Deposits:Alliance Funding Security Deposit
	1,000,000.00	Net cash provided by investing activities
	-6,113.64	FINANCING ACTIVITIES
	2,462,824.69	20901 Notes Payable:820 Brickyard Circle N/P
	342,401.70	20902 Notes Payable:Alliance (Ruby Street Brewing)
	-3,210,977.21	20903 Notes Payable:Pinnacle Capital N/P
	-519,919.00	20904 Notes Payable:820 -Deferred NNN Payable
	-199,396.00	20905 Notes Payable:North Star (MaxxLup)
	-10,568.72	20906 Notes Payable:North Star (Coder)
	-38,894.00	20907 Notes Payable:UMB - Line of Credit
	-63,551.00	20909 Notes Payable:SKA Equipment Loan
	-20,503.00	20910 Notes Payable:Cask Canning Line Lease
	-133,182.00	20911 Notes Payable:Mpac Switchback Cartoner
	-9,944.00	30000 Retained Earnings

-97,417.00	**30100 Capital Contributions**
-25,523.00	**30200 Capital Distributions**
-34,565.00	**30300 Owner's Investment**
-38,893.00	**31000 FBBC Equity**
-29,032.00	**Net cash provided by financing activities**
-38,894.00	**Net cash increase for period**
-78,635.00	
-55,219.00	
-24,046.00	
-38,892.00	
-159,452.00	
-20,501.00	
-196,452.00	
-38,882.00	
-23,747.81	
-22,281.00	
-25,525.00	
2,145.00	
-38,888.00	
-22,857.00	
-38,890.00	
-197,834.01	
-23,156.16	
-27,300.00	
-130,128.00	
-24,941.00	
-93,115.00	
-44,338.00	
-49,888.00	
-25,819.00	
19,398.00	
-53,444.00	
-5,330.00	
-64,675.00	
-26,697.69	
40,901.00	
-9,011.00	
-4,438.00	
-9,014.00	

	-17,979.00
	-7,187.41
	100,000.00
	100,000.00
	102,395.00
	25,000.00
	25,000.00
	581,558.00
	3,381,542.20
$	**2,019,980.76**
$	**184,306.41**

TTWO, LLC dba Holidaily Brewing
Statement of Cash Flows
January 2023 - December 2024

2023	2024	
		OPERATING ACTIVITIES
-1,154,531.85	-108,413.16	Net Income
		Adjustments to reconcile Net Income to Net Cash provided by operations:
35,057.67	-231,071.06	1010 Factored Credit Card Sales (deleted)
6,353.43	0.00	1210 Accounts Receivable (A/R):Tenant Improvement Receivable
1,057,844.70	-516,682.78	1350 Intercompany Receivable:TTWO - Due from HBC
-93,132.17	-76,131.79	1360 Intercompany Receivable:TTWO - Due from FBBC
441,867.14	-916,977.38	1718 Inventory:Taproom Beer
-189,835.63	415,037.73	1719 Inventory:Taproom Merchandise
-47,356.01	89,003.37	2000 Accounts Payable (A/P)
-20,042.36	40,382.55	2140 Credit Cards:Amex 71000
-20,558.27	42,278.29	2060 Inter-Company Payables:TTWO - Due to FBBC
-3,714.46	6,114.46	2200 Accrued Expenses
-16,985.40	33,850.07	2300 Other Current Liabilities
-10,072.33	27,186.44	2400 Sales Tax Payable
-133,746.60	263,124.47	2500 Tips Payable
97,130.77	1,621.12	2600 Donations Payable
2,843.84	18,400.60	2720 Customer Deposits & Gift Cards:Arryved Gift Cards
12,301.94	18,409.87	2730 Customer Deposits & Gift Cards:Special Event Deposit
-80.59	-552.94	2850 Inter-Company Payables:TTWO - Due to HBC

-851.89	-6,656.50	operations:
14,924.61	-41,524.38	**Net cash provided by operating activities**
28,445.31	-51,991.17	**INVESTING ACTIVITIES**
	-48,615.81	**1810 Machinery and Equipment**
165,865.79	-326,253.37	**1830 Furniture and Fixtures**
-108,405.01	236,747.82	**1840 Accumulated Depreciation**
-57,460.78	89,505.55	**1911 Intangible Assets:Startup Costs**
-5,765.14	-668,166.92	**1914 Intangible Assets:Accumulated Amortization**
982,595.01	264,364.74	**Net cash provided by investing activities**
32,118.87	16,059.45	**FINANCING ACTIVITIES**
-2,345.55	2,007.47	**3000 Retained Earnings**
-28,770.49	22,970.44	**3100 FBBC Equity**
-194.40	154.12	**Net cash provided by financing activities**
-7,120.54	-9,969.81	**Net cash increase for period**
	16,491.14	
	0.00	
586.44	1,290.00	
	10,000.00	
109,434.08	1,141,668.50	
	240.00	
$ 2,240,931.98	-$ 137,685.71	
$ 1,086,400.13	-$ 246,098.87	
-2,782.92		
	-3,070.72	
	-27,204.46	
-$ 2,782.92	-$ 30,275.18	
-7,689.62	-7,429.21	
-3,107.38	-3,229.19	
	-604.98	
-10,896.35	-16,063.31	
-14,475.26	-14,183.59	
7,063.80	-1,767.61	
	-498,250.00	
	129,904.19	
	268,037.55	
	228,034.75	
-940,388.91	5,410,196.83	

			-3,162,115.54
			214,843.40
			-100.00
			-2,462,824.69
-$	969,493.72	$	84,448.60
$	114,123.49	-$	191,925.45

Company

2023	2024
-156,151.68	-96,623.86
-5,411.81	4,718.66
-23,497.71	15,227.47
	-240.00
-204,561.23	-213,061.70
-1,926.63	3,904.63
555.98	5,562.27
6,335.70	-10,219.30
629.10	-963.84
320,170.42	150,698.35
	0.00
	0.00
1,603.32	-10,677.95
-2,752.74	-9,841.21
0.65	-2,435.34
-1,448.08	3,864.06
0.00	100.00
93,132.17	76,131.79

$	182,829.14	$	12,767.89
$	26,677.46	-$	83,855.97
	3,727.11		0.00
	-11,386.00		14,820.62
	12,246.57		-6,673.30
	6,709.27		
	9,096.66		3,898.57
$	20,393.61	$	12,045.89
	-17,588.05		342,401.70
			-342,401.70
-$	17,588.05	$	0.00
$	29,483.02	-$	71,810.08

FBBC, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Retained earnings (Deficit)	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	10,928	4,300,431	(6,201,891)	(1,901,460)
Contribution	211	311,830	-	311,830
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(2,004,056)	(2,004,056)
Net income (loss)	-	-	(1,888,527)	(1,888,527)
Ending balance at 12/31/22	11,139	4,612,261	(10,094,474)	(5,482,214)
Contribution	121	150,584	-	150,584
Prior Period Adjustment	-	-	(311,585)	(311,585)
Net income (loss)	-	-	(1,520,175)	(1,520,175)
Ending balance at 12/31/23	11,260	4,762,844	(11,926,233)	(7,163,390)

	Members Capital		Retained Earnings (deficit)	Total Members Equity
	Units	$ Amount		
Beginning Balance as of 1/1/24	11,260	$ 4,762,844.00	$ (1,926,233.00)	(7163390)
Contribution	1,390,958	$ 1,265,048	-	$ 1,265,048
Distribution	-	-	-	-
Prior Period Adjustments	-	-	-	-
Net Income (loss)	-	-	$ (1,515,813.96)	$ (1,515,813.96)
Ending Balance 12/31/24	1,390,958	$ 6,027,892	$ (3,442,046.96)	$ (250,765.68)

CERTIFICATION

I, Karen W. Hertz, Principal Executive Officer of FBBC, LLC, hereby certify that the financial statements of FBBC, LLC included in this Report are true and complete in all material respects.

Karen W. Hertz

Manager